SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 28, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-203977) AND ON FORM S-8 (Nos. 333-196453, 333-161683 AND 333-161684 ) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President Corporate Communications

Date: January 28, 2016

FOURTH QUARTER AND FULL-YEAR REPORT 2015

ERICSSON

AS ADJUSTED FOR INCORPORATION BY REFERENCE

Stockholm, January 27, 2016

FOURTH QUARTER HIGHLIGHTS	Read more (page)
› Reported sales increased by 8% YoY.	3
› In North America, mobile broadband investments remained stable, with additional hardware sales in the quarter.	3
› 4G deployments in Mainland China recovered after a weak third quarter.	3
› A global patent license agreement was signed with Apple, contributing to growth in IPR revenues both YoY and QoQ.	3
› A larger share of hardware sales with lower margin impacted gross margin negatively QoQ. In addition, a one-time inventory write-down of SEK -0.4 b, was made.	3
› The global cost and efficiency program is progressing according to plan, contributing to lower operating expenses YoY.	3
› Operating margin increased to 15% (9%) YoY with improvements in all segments.	4
› Cash flow from operating activities was SEK 21.9 (8.6) b.	13

FULL YEAR HIGHLIGHTS	
› Reported sales increased by 8%. Sales growth in India, North America and China as well as higher IPR licensing revenues were partly offset by lower sales in Japan, Russia and Brazil.	5
› The IPR licensing revenues were SEK 14.4 (9.9) b. They were previously estimated at SEK 13-14 b.	5
› Operating income increased.	5
› Cash flow from operating activities was SEK 20.6 (18.7) b. Cash conversion was 85%, above target of more than 70%.	13
› The Board of Directors will propose a dividend for 2015 of SEK 3.70 (3.40) per share, an increase of 9% compared to last year.	16

SEK b.	Q4 2015	Q4 2014	YoY change	Q3 2015	QoQ change	Full year 2015	Full year 2014
Net sales	73.6	68.0	8%	59.2	24%	246.9	228.0
Gross margin	36.3%	36.6%	-	33.9%	-	34.8%	36.2%
Operating income	11.0	6.3	75%	5.1	117%	21.8	16.8
Operating margin	15.0%	9.3%	-	8.6%	-	8.8%	7.4%
Net income	7.0	4.2	68%	3.1	124%	13.7	11.1
EPS diluted, SEK	2.15	1.29	67%	0.94	129%	4.13	3.54
Cash flow from operating activities	21.9	8.6	154%	1.6	-	20.6	18.7
Net cash, end of period 1)	18.5	27.6	-33%	-0.2	-	18.5	27.6

[1] Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 34.

1 Ericsson I Fourth Quarter and Full-Year Report 2015

CEO COMMENTS
Reported sales in the quarter increased by 8% YoY. Sales in North America grew YoY as well as QoQ. Profitability improved YoY, with higher IPR licensing revenues and lower operating expenses as main contributors. Network Rollout continued on its path to sustainable profitability.
Business
We saw a recovery in segment Networks in the quarter. In North America, the mobile broadband investments remained stable, with additional hardware sales in the quarter. 4G deployments in Mainland China recovered after a weak third quarter. Emerging markets such as India, Indonesia and Mexico remained strong while markets such as Russia, Brazil and parts of the Middle East continued to be weak, mainly due to macro-economic developments. Investments in Europe were driven by the transition from 3G to 4G and capacity enhancements. Operators increased their investments in telecom core networks, driven by deployment of new service offerings such as VoLTE (Voice over LTE).
In the quarter, sales growth in segment Global Services was mainly driven by growth in Systems Integration and Managed Services while Network Rollout sales declined.
We ended the year with good YoY sales development in TV and Media which contributed to growth in Segment Support Solutions.
IPR licensing
Our IPR strategy, to generate value from our investments in R&D, has been successful and over the last five years we have more than tripled our IPR licensing revenues. After the recent announcements of two important patent license agreements, we now have agreements with the majority of handset suppliers.
Targeted growth areas
In 2015, we had good progress in all our targeted growth areas and we continued to invest in order to establish leadership. Sales grew by more than 20% YoY, reaching SEK 45 b., corresponding to 18% of group sales.
The strategic partnership with Cisco, announced in the quarter, will give us strong end-to-end network solutions with a complete IP portfolio. As a result of the partnership, we will extend our addressable market and expect to generate USD 1 b. or more of additional sales by 2018. Additional sales are expected to be accretive to operating income in 2016.
Profitability
Operating margin increased to 15% (9%) YoY with improvements in all segments. The major contributors to the profit improvement were higher IPR licensing revenues and lower operating expenses, mainly in segment Networks. The effort to restore Network Rollout to a sustainable profitable business is progressing well.
Cost and efficiency program
The global cost and efficiency program is progressing according to plan, with the target to achieve net annual savings of SEK 9 b. during 2017 compared with 2014. We will continue to address operating expenses and increase efforts to further reduce cost of sales in order to improve the gross margin.
Cash flow
After a strong cash flow from operating activities in the fourth quarter, we delivered a full-year cash flow of SEK 20.6 b., exceeding the cash conversion target of more than 70%.
Focus 2016
Although company performance improved in the quarter, there is still a need for further improvements. Our focus in 2016 will be:
1. Core business – While market conditions are challenging in certain parts of the world, we continue our work to capture business opportunities as more markets shift to 4G. At the same time we will work to extend our technology leadership also in the emerging 5G market.
2. Targeted growth areas – After a period of investing, in order to create growth, we also need to improve earnings. This will involve stronger focus on software sales and recurring business as a complement to the already strong Professional Services business.
3. Cost and efficiency – We are confident in our ability to achieve our SEK 9 b. cost and efficiency program by 2017. We are closely monitoring market and business development and will take all necessary actions to remain competitive across the entire business.
As we deliver in these areas, in combination with our other ongoing strategic initiatives, we are well positioned to create future shareholder value. Consequently, the Board of Directors will propose a dividend of SEK 3.70 (3.40) per share for 2015, an increase of 9% compared with last year.
Hans Vestberg
President and CEO
2 Ericsson | Fourth Quarter and Full-Year Report 2015

FINANCIAL HIGHLIGHTS

SEK b.	Q4 2015	Q4 2014	YoY change	Q3 2015	QoQ change	Full year 2015	Full year 2014
Net sales	73.6	68.0	8%	59.2	24%	246.9	228.0
Of which Networks	*37.3*	*34.1*	*9%*	*28.8*	*29%*	*123.7*	*117.5*
Of which Global Services	*30.7*	*29.8*	*3%*	*27.1*	*13%*	*108.0*	*97.7*
Of which Support Solutions	*5.6*	*4.0*	*40%*	*3.3*	*70%*	*15.0*	*12.7*
Of which Modems	-	*0.1*	-	-	-	*0.1*	*0.2*
Gross income	26.7	24.9	7%	20.1	33%	85.8	82.4
Gross margin (%)	36.3%	36.6%	-	33.9%	-	34.8%	36.2%
Research and development expenses	-7.9	-9.7	-18%	-8.5	-7%	-34.8	-36.3
Selling and administrative expenses	-8.0	-8.1	-1%	-6.4	25%	-29.3	-27.1
Other operating income and expenses	0.3	-0.8	-130%	0.1	218%	0.1	-2.2
Operating income	11.0	6.3	75%	5.1	117%	21.8	16.8
Operating margin	15.0%	9.3%	-	8.6%	-	8.8%	7.4%
for Networks	*19%*	*13%*	-	*10%*	-	*10%*	*12%*
for Global Services	*8%*	*7%*	-	*9%*	-	*8%*	*6%*
for Support Solutions	*30%*	*11%*	-	*0%*	-	*10%*	*0%*
for Modems	-	-	-	-	-	-	-
Financial net	-0.7	-0.5	58%	-0.6	17%	-1.9	-1.0
Taxes	-3.3	-1.7	99%	-1.3	149%	-6.2	-4.7
Net income	7.0	4.2	68%	3.1	124%	13.7	11.1
Restructuring charges	*-0.7*	*-0.8*	*-12%*	*-1.0*	*-28%*	*-5.0*	*-1.5*

FOURTH QUARTER COMMENTS

Net sales

Reported sales increased by 8% YoY.

Sales in the quarter were supported by high IPR licensing revenues. In North America, the mobile broadband investments remained stable, with additional hardware sales in the quarter. 4G deployments in Mainland China recovered after a weak third quarter.

Emerging markets such as India, Indonesia and Mexico remained strong while markets such as Russia, Brazil and parts of the Middle East continued to be weak. Investments in Europe were driven by the transition from 3G to 4G and capacity enhancements. Operators increased their investments in telecom core networks, driven by deployment of new service offerings such as VoLTE.

In the quarter, a global patent license agreement was signed with Apple, contributing to growth in IPR revenues both YoY and QoQ.

Segment Global Services remained strong, driven by good growth in Systems Integration and Managed Services. Network Rollout sales declined following decreased mobile broadband deployments.

Strong development in TV and Media contributed to growth in Segment Support Solutions.

Reported sales increased by 24% QoQ. 4G deployments in Mainland China recovered after a weak third quarter.

Gross margin

Gross margin declined slightly YoY despite higher IPR licensing revenues and lower restructuring charges. Lower mobile broadband software sales and strong sales in mobile broadband hardware had a negative impact on gross margin. There was also a one-time inventory write-down of SEK -0.4 b. in the quarter, related to segment Networks.

Gross margin increased sequentially due to higher share of IPR licensing revenues, which was partly offset by a larger share of hardware sales with a lower margin. In addition, a one-time inventory write-down of SEK -0.4 b, was made.

Restructuring charges and cost and efficiency program

Restructuring charges decreased slightly YoY and QoQ.

The global cost and efficiency program is progressing according to plan. The target remains, to achieve net annual savings of SEK 9 b. during 2017 relative to 2014.

Operating expenses

Operating expenses decreased, driven by the ongoing cost and efficiency program. The main part of the savings is related to R&D.

3 Ericsson | Fourth Quarter and Full-Year Report 2015

Other operating income and expenses
Other operating income and expenses improved YoY. The revaluation and realization effects of currency hedge contracts were SEK -0.1 b. This was more than offset by several minor positive items. The effect of currency hedge contracts is to be compared with SEK -0.3 b. in Q3 2015 and SEK -1.0 b. in Q4 2014.
The main part of the currency hedge contract balance is in USD. The SEK was stable towards the USD between Sep 30, 2015 (SEK/USD rate 8.38) and Dec 31, 2015 (SEK/USD rate 8.40).
Operating income
Operating income increased YoY, supported by improvements in all segments. The increase was due to higher sales, lower operating expenses and reduced negative effect of currency hedge contracts. The net currency effect had a positive impact on operating income.
Financial net
The financial net decreased YoY and QoQ. The decrease YoY is mainly related to negative effects of foreign currency and interest revaluation of financial assets following higher interest rates. The decrease QoQ is also related to negative effects of the interest revaluation.
Taxes
The tax rate increased YoY and QoQ, negatively impacted by market mix.
Net income and EPS
Net income and EPS diluted increased YoY and QoQ following higher operating income. EPS diluted was 2.15(1.29).
Employees
The number of employees on Dec 31, 2015 was 116,281 compared with 116,240 on Sep 30, 2015. Reductions as part of the global cost and efficiency program continued, but were offset by recruitments to Global Service Delivery Centers and employees joining through in-sourcing due to new managed services contracts. The majority of the approximately 1,700 employees, impacted by the earlier announced reductions in Sweden, are no longer actively working for the company. The number of Ericsson services professionals on Dec 31, 2015 was 66,000 (65,000 on Sep 30, 2015).
MODEMS
The discontinuation of the modems business was completed in Q3 2015.
4 Ericsson | Fourth Quarter and Full-Year Report 2015

FULL-YEAR COMMENTS
Net Sales
Reported sales increased by 8%. Sales growth in India, North America and Mainland China as well as higher IPR licensing revenues were partly offset by lower sales in Japan, Russia and Brazil.
All three segments showed sales growth. Global Services sales grew by 11%, with 15% growth in Professional Services, while Network Rollout sales were almost flat. Networks sales grew by 5% and Support Solutions sales by 19%.
IPR licensing revenues amounted to SEK 14.4 (9.9) b. These revenues were previously estimated at SEK 13-14 b. In 2015, a global patent license agreement was signed with Apple.
In the year, the USD strengthened towards a number of currencies including SEK, impacting sales positively. At the same time the strong USD gradually impacted investments in some emerging markets.
Gross margin
Gross margin declined to 34.8% (36.2%), due to a mix with a lower share of mobile capacity business and higher share of Global Services sales. This was partly offset by higher IPR licensing revenues and effects of implemented efficiency measures.
The mix of sales by commodity was; software 23% (24%), hardware 34% (34%) and services 43% (42%).
Restructuring charges and cost and efficiency program
Restructuring charges amounted to SEK -5.0 (-1.5) b., in line with previous estimates. The charges were mainly related to the cost and efficiency program announced in November 2014. The cost and efficiency program is progressing according to plan and is expected to generate net annual savings of SEK 9 b. during 2017.
With current visibility, total restructuring charges for 2016 are estimated to be approximately SEK 3-4 b. This includes both restructuring charges related to the cost and efficiency program and normal restructuring charges for the ongoing business transformation.
Operating expenses
Total operating expenses increased to SEK 64.1 (63.4) b. Additions to capitalized development expenses amounted to SEK 3.5 (1.5) b. (see page 38, Information on investments). The increase was due to higher activity in technology platform development than a year ago.
Other operating income and expenses
Other operating income and expenses increased to SEK 0.1 (-2.2) b. The increase is mainly related to currency hedge effects of SEK -1.1 b. (-2.8) b. They derive from the hedge contract balance in USD, which has further decreased in value. The SEK has weakened towards the USD between December 31, 2014 (SEK/USD rate 7.79) and December 31, 2015 (8.40). The negative currency hedge effects were more than offset by several minor positive items and a capital gain of SEK 0.3 b. related to a real estate divestment in the US.
Operating income
Operating income increased to SEK 21.8 (16.8) b. despite significantly higher restructuring charges. The net currency effect had a positive impact on operating income. Operating margin was 8.8% (7.4%).
Financial net
Financial net amounted to SEK -1.9 (-1.0) b. The decrease is mainly due to a negative effect of foreign currency revaluation and lower interest rates.
Taxes
The tax rate for 2015 was 31% compared with 30% in 2014, negatively impacted by market mix. Tax costs were SEK -6.2 (-4.7) b.
Net income and EPS
Net income increased to SEK 13.7 (11.1) b., for the same reasons as for the increase in operating income. EPS diluted was SEK 4.13(3.54).
Employees
In 2015, the number of employees decreased by 1,774. At the end of 2015, the total number of employees was 116,281 (118,055). Almost 15,000 employees joined Ericsson during the year and close to 17,000 employees left Ericsson, reflecting the natural attrition rate and ongoing company transformation.
5 Ericsson | Fourth Quarter and Full-Year Report 2015

REGIONAL SALES

	Fourth quarter 2015				Change		Full year 2015	Change
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ	Total	YoY
North America	8.0	7.6	1.5	17.1	31%	19%	58.3	7%
Latin America	2.9	3.0	0.3	6.1	-7%	9%	21.4	-5%
Northern Europe and Central Asia	1.4	1.3	0.1	2.8	-30%	13%	10.6	-14%
Western and Central Europe	1.8	3.2	0.2	5.3	-13%	17%	19.7	0%
Mediterranean	2.7	4.0	0.3	7.0	-7%	27%	23.3	1%
Middle East	2.7	3.0	0.3	6.1	-11%	6%	22.8	7%
Sub-Saharan Africa	1.6	1.1	0.1	2.8	9%	6%	10.3	18%
India	1.7	1.3	0.1	3.2	34%	-13%	13.4	74%
North East Asia	5.8	2.9	0.2	8.9	-3%	40%	28.2	2%
South East Asia and Oceania	2.6	2.4	0.3	5.3	8%	12%	19.2	21%
Other [1]	6.1	0.7	2.1	8.9	91%	153%	19.6	33%
Total	**37.3**	**30.7**	**5.6**	**73.6**	**8%**	**24%**	**246.9**	**8%**

[1] Region "Other" includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

Q4: Mobile broadband investments remained stable, with additional hardware sales in the quarter. ICT transformation, TV & Media and Professional Services continued to develop favorably.

Full year: Mobile broadband investments were slow as operators focused on cash flow optimization in order to finance major acquisitions and spectrum auctions. Investments stabilized during the second half of the year, driven by data traffic growth. ICT transformation, TV & Media and Professional Services developed favorably.

Latin America

Q4: Mobile broadband investments in Brazil continued to decline. This was partly offset by continued mobile broadband investments, mainly in Mexico. Professional services business, mainly related to transformation projects in OSS and BSS, developed favorably.

Full year: Sales decreased YoY mainly due to lower activities in Brazil. Operator investments increased in local currency, but not enough to compensate for the depreciation towards the USD and currency restrictions in many parts of the region. Professional Services sales grew, mainly in OSS and BSS.

Northern Europe and Central Asia

Q4: The mobile broadband business declined due to continued low investment levels in Russia. Professional Services grew, primarily in the Nordics, where managed services and ICT transformation were the main drivers.

Full year: Sales declined, primarily due to lower mobile broadband investments in Russia with sales of SEK 4.7 (6.7) b. However, sales stabilized in the second half of the year, but at a lower level compared to the same period last year. Professional Services sales increased, driven by Managed Services and ICT transformation projects in the Nordics. TV & Media and OSS and BSS developed favorably, driving sales growth in Support Solutions.

Western and Central Europe

Q4: Mobile broadband sales decreased as some important projects peaked. Operators continued to invest in network quality and new functionality, positively impacting Professional Services and Support Solutions.

Full year: Investments in mobile broadband were driven by the transition from 3G to 4G and capacity enhancements. At the same time, some important projects peaked. Sales were stable with a shift towards Professional Services and Support Solutions, as operators focus on network optimization, efficiency and new functionality.

Mediterranean

Q4: Sales declined due to lower investment levels in mobile broadband infrastructure, partly offset by increased sales in France and solid sales growth in Managed Services.

Full year: Sales increased somewhat, driven by Managed Services. Investments in mobile broadband were driven by the transition from 3G to 4G and improvement of the quality and capacity of the network.

Middle East

Q4: Sales slowed, as major network expansion projects were completed. Customers are more cautious with new investments given the challenging macro-economic situation. Global Services sales continued to grow, mainly in Consulting and Systems Integration.

Full year: Sales increased, primarily in Global Services. In the first half of the year, Network sales growth was mainly driven by some major mobile broadband projects, which were completed in the second half of the year.

6 Ericsson | Fourth Quarter and Full-Year Report 2015

Sub-Saharan Africa
Q4: Mobile broadband sales increased, driven by operators’ continued focus on network quality.
Full year: Sales increased across all segments, driven by strong consumer demand for mobile broadband, despite a challenging regulatory environment and recent macro-economic development. Operators’ focus on network quality and efficiency drove Professional Services sales growth.
India
Q4: Sales continued to be strong, mainly driven by investments in mobile broadband infrastructure to support the high growth in data usage. 4G deployments have also started.
Full year: Sales growth was driven by increased operator investments in mobile broadband infrastructure and Professional Services. Increased focus on network quality and cost optimization continued to drive strong sales growth for Managed Services. Support Solutions sales showed significant growth, driven by OSS and BSS.
North East Asia
Q4: The 4G deployments in Mainland China recovered after a weak third quarter. Operator investments in Japan increased QoQ, but are still at a lower level than the same period last year.
Full year: Sales growth was driven by 4G deployments in Mainland China, partly offset by lower operator investments in Japan. Professional Services showed growth, supported by the acquisition of Sunrise Technologies.
South East Asia and Oceania
Q4: Sales growth was primarily driven by mobile broadband expansions in Indonesia. Professional Services and Support Solutions developed favorably, mainly driven by network optimization as well as OSS and BSS transformation projects.
Full year: Sales increased, primarily driven by mobile broadband deployments across several markets. Professional Services sales developed favorably as operators focused on efficiency and network optimization. TV & Media showed a positive development during the year.
Other
Q4: Sales increased, driven by the Apple global patent license agreement.
Full year: Sales increased, driven by the Apple global patent license agreement and currency, as a majority of the IPR contracts are in USD. Broadcast services showed good growth. IPR licensing revenues amounted to SEK 14.4 (9.9) b.
7 Ericsson | Fourth Quarter and Full-Year Report 2015

SEGMENT RESULTS
NETWORKS

SEK b.	Q4 2015	Q4 2014	YoY change	Q3 2015	QoQ change	Full year 2015	Full year 2014
Net sales	37.3	34.1	9%	28.8	29%	123.7	117.5
Operating income	7.2	4.3	66%	2.8	159%	12.9	13.5
Operating margin	19%	13%	-	10%	-	10%	12%
Restructuring charges	-0.3	-0.1	82%	-0.6	-54%	-2.8	-0.4

FOURTH QUARTER COMMENTS
Net sales
Reported sales increased by 9% YoY. The increase was mainly due to higher IPR licensing revenues. In North America the mobile broadband investments remained stable with additional hardware sales in the quarter. 4G deployments in Mainland China recovered after a weak third quarter.
Emerging markets such as Mexico, India and Nigeria remained strong while markets such as Russia, Brazil and parts of the Middle East continued to be weak. Investments in Europe were driven by the transition from 3G to 4G and additional capacity enhancements.
Operators increased their investments in telecom core networks driven by deployment of new service offerings such as VoLTE.
Sales increased QoQ, mainly driven by higher IPR licensing revenues, higher sales in Mainland China and North America. Sales in India declined QoQ following a strong previous quarter.
The recently released Ericsson Radio System started to be shipped to customers in the quarter and will scale to address all regions in 2016. The modular solution provides competitive advantages and will address the site acquisition issues for the operators. The system delivers three times the capacity density, with 50% improvement in energy efficiency.
Operating income and margin
Operating income and margin increased YoY mainly due to higher IPR licensing revenues and lower operating expenses, mainly related to R&D. Operating income was negatively impacted by a one-time inventory write- down of SEK -0.4 b.
Sequentially, operating income and margin improved due to increased sales with a higher share of IPR licensing revenues and lower restructuring charges.
In the quarter, the effect of currency hedge contracts was negative at SEK -0.1 (-0.8) b. In Q3 2015, the effect of currency hedge contracts was negative at SEK -0.2 b.
8 Ericsson | Fourth Quarter and Full-Year Report 2015

FULL-YEAR COMMENTS
Net sales
Reported sales increased by 5% YoY. The increase was mainly due to higher IPR licensing revenues. Operator investments in mobile broadband in India and South East Asia increased. The large-scale LTE deployments in Mainland China continued at a high pace in 2015.
Sales in North America were flat YoY, supported by the strengthened USD. Mobile broadband investments in North America were negatively impacted by operator focus on cash flow optimization in order to finance major acquisitions and spectrum auctions.
In 2015, sales in targeted growth area IP networks grew, mainly driven by investments in packet core, VoLTE and user data management.
During the year, the USD strengthened towards a number of currencies including SEK, impacting sales positively. At the same time the strong USD gradually impacted investments in some emerging markets.
Operating income and margin
Operating income and margin decreased due to a higher share of mobile broadband coverage business and higher restructuring charges. Increased IPR licensing revenues, lower operating expenses and lower negative effect of currency hedge contracts contributed positively to operating income and margin.
The year started with a high level of R&D expenses which gradually decreased as a result of the cost and efficiency program. The ambition to improve Networks profitability, remains.
Restructuring charges amounted to SEK -2.8 (-0.4) b. and the negative effect from hedge contracts was SEK -0.9 (-2.1). b.
9 Ericsson | Fourth Quarter and Full-Year Report 2015

GLOBAL SERVICES

SEK b.	Q4 2015	Q4 2014	YoY change	Q3 2015	QoQ change	Full year 2015	Full year 2014
Net sales	30.7	29.8	3%	27.1	13%	108.0	97.7
Of which Professional Services	*23.1*	*21.4*	*8%*	*20.5*	*12%*	*81.7*	*70.8*
Of which Managed Services	*8.2*	*7.7*	*6%*	*8.0*	*3%*	*31.8*	*27.2*
Of which Network Rollout	*7.6*	*8.4*	*-9%*	*6.5*	*17%*	*26.3*	*26.8*
Operating income	2.5	1.9	31%	2.4	7%	8.2	6.1
Of which Professional Services	*2.7*	*2.5*	*10%*	*2.4*	*14%*	*9.6*	*8.5*
Of which Network Rollout	*-0.2*	*-0.5*	*-66%*	*0.0*	-	*-1.4*	*-2.5*
Operating margin	8%	7%	-	9%	-	8%	6%
for Professional Services	*12%*	*12%*	-	*12%*	-	*12%*	*12%*
for Network Rollout	*-2%*	*-6%*	-	*0%*	-	*-5%*	*-9%*
Restructuring charges	*-0.2*	*-0.6*	*-65%*	*-0.4*	*-41%*	*-1.7*	*-0.8*

FOURTH QUARTER COMMENTS

Net sales

Reported sales increased by 3% YoY. Within Professional Services, sales in Consulting and Systems Integration continued to show good growth driven by OSS and BSS transformation projects. The good momentum in Managed Services continued as operators outsource operations to improve network performance, quality and reliability, while maintaining cost control.

Sales increased QoQ with growth in both Professional Services and Network Rollout.

Operating income and margin

Operating income increased in Global Services YoY, driven by higher sales in Professional Services, reduced losses in Network Rollout and lower restructuring charges. The work to restore Network Rollout profitability continued.

Professional Services operating margin was flat YoY.

Global Services operating margin decreased slightly QoQ due to a higher share of managed services projects in the transformation phase.

10 Ericsson | Fourth Quarter and Full-Year Report 2015

FULL-YEAR COMMENTS

Net sales

Reported sales increased by 11% YoY. Professional Services reported sales grew 15% with strong development across the portfolio and with growth in all ten regions.

Consulting and Systems Integration sales grew, driven by OSS and BSS transformation projects and by solutions for Industry & Society customers. Sales in Managed Services grew by 17% and the number of signed contracts increased by more than 40% compared with 2014.

Network Rollout sales were flat. Lower coverage project activities in Japan, North America and Latin America impacted sales negatively.

Operating income and margin

Global Services operating income increased by more than 30% compared with 2014, driven by increased sales in Professional Services and reduced losses in Network Rollout. Professional Services margin was stable YoY.

Restructuring charges increased to SEK -1.7 (-0.8) b. The implementation of the Global Services delivery strategy accelerated during the year as part of the cost and efficiency program, resulting in a remote delivery rate of 50% (44%). The ambition to optimize service delivery and improve profitability will continue.

The effect of currency hedge contracts on operating income was SEK -0.2 (-0.6) b.

	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Full year 2015	Full year 2014
Number of signed Managed Services contracts	26	18	30	27	101	71
Number of signed significant consulting & systems integration contracts [1]	21	16	16	13	66	56

[1] In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

11 Ericsson | Fourth Quarter and Full-Year Report 2015

SUPPORT SOLUTIONS

SEK b.	Q4 2015	Q4 2014	YoY change	Q3 2015	QoQ change	Full year 2015	Full year 2014
Net sales	5.6	4.0	40%	3.3	70%	15.0	12.7
Operating income	1.7	0.4	-	0.0	-	1.5	0.0
Operating margin	30%	11%	-	0%	-	10%	0%
Restructuring charges	*-0.2*	*0.0*	-	*0.0*	-	*-0.5*	*-0.1*

FOURTH QUARTER COMMENTS

Net sales

Reported sales increased by 40% YoY, driven primarily by increased IPR licensing revenues but also by strong TV & Media sales in North America.

The implementation of the strategy to become the leader in the IP transformation of TV & Media continues. Ericsson is well positioned in this market and the acquisition of Envivio, a global leader in software-based video encoding, was completed in the quarter.

Sales increased QoQ, driven by IPR licensing revenues and TV & Media sales in North America.

Operating income and margin

Operating income and margin improved YoY and QoQ mainly driven by increased IPR licensing revenues and increased TV & Media sales, partly offset by increased restructuring charges.

FULL-YEAR COMMENTS

Net sales

Sales increased by 19% compared with 2014, with North America and India as main contributors. The overall transition of business models, from traditional telecom software licenses to recurrent license revenue deals, continued.

Sales in OSS and BSS developed favorably. Growth of mobile broadband drives operators to transform their OSS and BSS solutions, in order to monetize the data growth while at the same time managing the increased complexity. The TV & Media business recovered in the quarter, with strong sales in North America. Two important TV & Media agreements were announced in North America in the second half of the year, showing the strong position Ericsson has in this transforming market.

IPR licensing revenues increased compared with 2014.

Operating income and margin

Operating Income and margin improved significantly compared with 2014, driven by higher sales. Focus going forward is to improve earnings leverage through increased recurring software sales and efficiencies.

Restructuring charges increased to SEK -0.5 (-0.1) b. due to the cost and efficiency program. The effect of currency hedge contracts on operating income was SEK -0.1 (-0.2) b.

12 Ericsson | Fourth Quarter and Full-Year Report 2015

CASH FLOW

SEK b.	Q4 2015	Q4 2014	Q3 2015	Full year 2015	Full year 2014
Net income reconciled to cash	11.0	8.3	6.8	24.3	22.3
Changes in operating net assets	10.9	0.3	-5.2	-3.7	-3.6
Cash flow from operating activities	21.9	8.6	1.6	20.6	18.7
Cash flow from investing activities	-12.8	-1.7	-0.1	-8.0	-7.5
Cash flow from financing activities	-0.7	0.4	-0.3	-10.7	-18.2
Net change in cash and cash equivalents	**6.3**	**8.9**	**1.0**	**-0.8**	**-1.1**
Cash conversion (%) 1)	*200%*	*104%*	*23%*	*85%*	*84%*

1) Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 34.

FOURTH QUARTER COMMENTS

Cash flow from operating activities improved YoY. This was mainly due to lower working capital with reduced trade receivables and inventory. In addition, a global patent license agreement with Apple was signed in the quarter, including an initial payment to Ericsson.

Cash outlays of SEK 0.8 b. related to restructuring charges were made in the quarter.

Cash flow from investing activities was mainly impacted by the completion of the acquisition of Envivio. Cash flow effect from short-term investments was SEK 8.6 b. contributing to a cash flow from investing activities of SEK -12.8 b.

Cash flow from financing activities was negatively impacted by decreased external borrowings by subsidiaries of SEK -0.7 b.

Working capital KPIs, number of days	Jan-Dec 2015	Jan-Sep 2015	Jan-Jun 2015	Jan-Mar 2015	Jan-Dec 2014
Sales outstanding (target: <90)	87	113	112	125	105
Inventory (target:<65)	64	72	74	82	64
Payable (target:>60)	53	55	57	64	56

FULL-YEAR COMMENTS

Cash flow from operating activities was SEK 20.6 b. The positive earnings were somewhat offset by increased working capital, due to a business mix with a high share of coverage projects in Mainland China and emerging markets.

Total investing activities amounted to SEK -8.0 b. Investments in property, plant and equipment increased to SEK -8.3 (-5.3) b. driven by continued investments in new ICT centers in Sweden and Canada. Acquisitions amounted to SEK -2.2 (-4.4) b.

Financing activities were impacted by dividend payouts of SEK -11.3 (-9.8) b.

13 Ericsson | Fourth Quarter and Full-Year Report 2015

FINANCIAL POSITION
SEK b.
Dec 31 2015
Sep 30 2015
Jun 30 2015
Mar 31 2015
Dec 31 2014
+ Short-term investments
26.0
17.6
20.8
30.8
31.2
+ Cash and cash equivalents
40.2
34.0
33.0
35.3
41.0
Gross cash
66.3
51.5
53.8
66.1
72.2
– Interest bearing liabilities and post-employment benefits
47.8
51.8
50.3
50.5
44.5
Net cash 1)
18.5
-0.2
3.5
15.6
27.6
Equity
147.4
138.0
136.7
149.1
145.3
Total assets
284.4
278.4
278.9
303.0
293.6
Capital turnover (times)
1.3
1.2
1.3
1.1
1.2
Equity ratio (%)
51.8%
49.6%
49.0%
49.2%
49.5%
1) Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 34.
Net cash increased by SEK 18.7 b. in the quarter as a result of strong operating cash flow and decreased pension liabilities.
The net cash position, excluding post-employment benefits, was SEK 41.2 b.
Net cash decreased by SEK 9.1 b. in 2015, despite stronger cash flow from operating activities. Gross cash decreased, mainly due to increased investments in ICT centers and increased dividends.
Pension liabilities increased by SEK 2.3 b. following actuarial adjustments.
In 2015, Standard & Poor’s and Moody’s confirmed Ericsson’s long-term rating BBB+/Baa1, both with stable outlook.
The average maturity of long-term borrowings as of Dec 31, 2015, was 4.8 years, compared with 5.7 years 12 months earlier.
Debt maturity profile, Parent Company
SEK b.
9
6
3
0
2016 2017 2018 2019 2020 2021 2022
Swedish Export Credit Corporation MTN Bond
Nordic Investment Bank
European Investment Bank
Notes and Bonds
14
Ericsson | Fourth Quarter and Full-Year Report 2015

DIVIDEND, AGM
AND ANNUAL REPORT
Dividend proposal
The Board of Directors will propose to the Annual General Meeting to resolve on a dividend of SEK 3.70 (3.40) per share, representing some SEK 12.2 (11.0) b., and April 15, 2016, as the record date for payment of dividend. The dividend reflects this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.
Ericsson Annual General Meeting
The Annual General Meeting of shareholders will be held on April 13, 2016, 15.00 (CET) at Stockholm Waterfront Congress Centre, Stockholm, Sweden.
Annual Report
The annual report will be made available on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 21, Kista, Stockholm, Sweden, in the first weeks of March.
15
Ericsson | Fourth Quarter and Full-Year Report 2015

OTHER INFORMATION
Ericsson and Apple signed global patent license agreement, settled litigation
On December 21, 2015 Ericsson announced that Ericsson and Apple have signed a global patent license agreement between the two companies. The agreement includes a cross license that covers standard-essential patents of both companies (including GSM, UMTS and LTE cellular standards), and grants certain other patent rights. In addition, the agreement includes releases that resolve all pending patent-infringement litigations between the companies.
As part of the seven-year agreement, Apple will make an initial payment to Ericsson and, thereafter, will pay on-going royalties. The specific terms of the contract are confidential. The agreement ends all investigations before the US International Trade Commission, lawsuits pending in the US District Court for the Eastern District of Texas and the U.S. District Court for the Northern District of California, as well as lawsuits in the United Kingdom, Germany and the Netherlands.
Ericsson Capital Markets Day 2015
On November 10, 2015, Ericsson held its Capital Markets Day (CMD) in Stockholm. The company gave an update on the progress of implementation of its strategic agenda, with focus on market development, growth agenda and profitability.
Ericsson announced that its activities and ways to accelerate cost reductions to achieve annual savings of approximately SEK 9 b. with full effect during 2017, were on track.
Ericsson in strategic partnership with Cisco to generate sales and synergies
On November 9, 2015, Ericsson announced a next-generation strategic partnership with Cisco (NASDAQ:CSCO) to create the networks of the future. The partnership will combine the best of both companies: routing, data center, networking, cloud, mobility, management and control, and global services capabilities. Ericsson will together with Cisco, leader in IP-networking, offer end-to-end leadership across network architectures for 5G, cloud and IP, and the Internet of Things.
The announcement was supported by multiple agreements including a global services partner agreement, as well as a broad reseller agreement. The parties have also agreed to discuss FRAND policies and enter a licensing agreement for their respective patent portfolios.
As a result of the partnership, Ericsson will extend its addressable market and is expected to generate USD 1 billion or more of additional sales by 2018 (full year). The extended addressable market is primarily in professional services, software and in reselling of Cisco products. Additional sales are expected to be accretive to operating income already in 2016. The partnership is expected to result in a full-year effect of synergies, primarily in operating expenses, of SEK 1 billion in 2018 for Ericsson.
Ericsson and Cisco will continue to explore further joint business opportunities as the partnership progresses.
Ericsson completed acquisition of Envivio
On October 27, 2015, Ericsson announced that it has completed the acquisition of Envivio, Inc. (NASDAQ: ENVI) through a tender offer for all the shares in Envivio Inc., a global leader in software-based video encoding. The transaction was completed through a merger of its indirect wholly-owned subsidiary, Cindy Acquisition Corporation, with and into Envivio, Inc. Envivio, Inc. survives the merger as a wholly-owned subsidiary of Ericsson. In the putative class action filed in November in the Delaware Court of Chancery on behalf of all Envivio’s stockholders, Ericsson filed a motion in October to dismiss the complaint. In November 2015 the plaintiff voluntarily dismissed the case without prejudice. This case is now officially closed.
DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRA)
During the fourth quarter of 2015, Ericsson made sales of telecommunications infrastructure related products and services in Iran to MTNIrancell, Mobile Communication Company of Iran and to Hiweb, which generated gross revenues (reported as net sales) of approximately SEK 491 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation, during the fourth quarter of 2015 would be substantially lower than such gross revenues.
POST-CLOSING EVENTS
Ericsson and Huawei extend global patent cross license agreement
On January 15, 2016, Ericsson announced that Ericsson and Huawei have agreed on extending their global patent license agreement between the two companies. The agreement includes a cross license that covers patents relating to both companies’ wireless standard-essential patents (including the GSM, UMTS and LTE cellular standards). As part of the renewed agreement, Huawei will make on-going royalty payment based upon actual sales to Ericsson.
16
Ericsson | Fourth Quarter and Full-Year Report 2015

RISK FACTORS
Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2014. Compared to the risks described in the Annual Report 2014, no material, new or changed risk factors or uncertainties have been identified in the year.
Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:
> Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;
> Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;
> Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;
> Effects on gross margins of the business mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;
> Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;
> Changes in foreign exchange rates, in particular USD;
> Political unrest or instability in certain markets;
> Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
> No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings.
Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.
Stockholm, January 27, 2016
Telefonaktiebolaget LM Ericsson
Org. Nr 556016-0680
Board of Directors
Date for next report: April 21, 2016
17
Ericsson | Fourth Quarter and Full-Year Report 2015

AUDITORS’ REVIEW REPORT
Introduction
We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2015, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.
Scope of review
We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.
A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.
Stockholm, January 27, 2016
PricewaterhouseCoopers AB
Peter Nyllinge
Authorized Public Accountant
Auditor in Charge
Bo Hjalmarsson
Authorized Public Accountant
18
Ericsson | Fourth Quarter and Full-Year Report 2015

EDITOR’S NOTE
For further information, please contact:
Helena Norrman, Senior Vice President, Chief Marketing and
Communications Officer
Phone: +46 10 719 34 72
E-mail: investor.relations@ericsson.com or
media.relations@ericsson.com
Telefonaktiebolaget LM Ericsson
Org. number: 556016-0680
Torshamnsgatan 21
SE-164 83 Stockholm
Phone: +46 10 719 00 00
www.ericsson.com
Investors
Peter Nyquist, Vice President,
Head of Investor Relations
Phone: +46 10 714 64 49, +46 70 575 29 06
E-mail: peter.nyquist@ericsson.com
Stefan Jelvin, Director,
Investor Relations
Phone: +46 10 714 20 39, +46 70 986 02 27
E-mail: stefan.jelvin@ericsson.com
Åsa Konnbjer, Director,
Investor Relations
Phone: +46 10 713 39 28, +46 73 082 59 28
E-mail: asa.konnbjer@ericsson.com
Rikard Tunedal, Director,
Investor Relations
Phone: +46 10 714 54 00, +46 761 005 400
E-mail: rikard.tunedal@ericsson.com
Media
Ola Rembe, Vice President,
Head of External Communications
Phone: +46 10 719 97 27, +46 73 024 48 73
E-mail: media.relations@ericsson.com
Corporate Communications
Phone: +46 10 719 69 92
E-mail: media.relations@ericsson.com
19
Ericsson | Fourth Quarter and Full-Year Report 2015

SAFE HARBOR STATEMENT
All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.
In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.
20
Ericsson | Fourth Quarter and Full-Year Report 2015

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
Contents
Financial statements
Consolidated income statement 22
Statement of comprehensive income 22
Consolidated balance sheet 23
Consolidated statement of cash flows 24
Consolidated statement of changes in equity 25
Consolidated income statement – isolated quarters 25
Consolidated statement of cash flows – isolated quarters 26
Additional information
Accounting policies 27
Net sales by segment by quarter 28
Operating income by segment by quarter 29
Operating margin by segment by quarter 29
Net sales by region by quarter 30
Net sales by region by quarter (cont.) 31
Top 5 countries in sales 31
Net sales by region by segment 32
Provisions 33
Information on investments 33
Reconciliation table, non-IFRS measurements 34
Net cash – end of period 34
Other information 35
Number of employees 35
Restructuring charges by function 36
Restructuring charges by segment 36
21 Ericsson | Fourth Quarter and Full-Year Report 2015

CONSOLIDATED INCOME STATEMENT

	Oct–Dec			Jan–Dec		
SEK million	2015	2014	Change	2015	2014	Change
Net sales	73,568	67,986	8%	246,920	227,983	8%
Cost of sales	–46,899	–43,100	9%	–161,101	–145,556	11%
Gross income	**26,669**	**24,886**	**7%**	**85,819**	**82,427**	**4%**
Gross margin (%)	36.3%	36.6%		34.8%	36.2%	
Research and development expenses	–7,921	–9,668	–18%	–34,844	–36,308	–4%
Selling and administrative expenses	–7,996	–8,107	–1%	–29,285	–27,100	8%
Operating expenses	**–15,917**	**–17,775**	**–10%**	**–64,129**	**–63,408**	**1%**
Other operating income and expenses	254	–837		153	–2,156	
Shares in earnings of JV and associated companies	29	28		–38	–56	
Operating income	**11,035**	**6,302**	**75%**	**21,805**	**16,807**	**30%**
Financial income	–109	179		525	1,277	
Financial expenses	–619	–639		–2,458	–2,273	
Income after financial items	**10,307**	**5,842**	**76%**	**19,872**	**15,811**	**26%**
Taxes	–3,329	–1,677		–6,199	–4,668	
Net income	**6,978**	**4,165**	**68%**	**13,673**	**11,143**	**23%**
Net income attributable to:						
Stockholders of the Parent Company	7,056	4,223		13,549	11,568	
Non-controlling interests	–78	–58		124	–425	
Other information						
Average number of shares, basic (million)	3,254	3,241		3,249	3,237	
Earnings per share, basic (SEK) [1)]	2.17	1.30		4.17	3.57	
Earnings per share, diluted (SEK) [1)]	2.15	1.29		4.13	3.54	

[1)] Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Oct–Dec		Jan–Dec	
SEK million	2015	2014	2015	2014
Net income	**6,978**	**4,165**	**13,673**	**11,143**
Other comprehensive income				
Items that will not be reclassified to profit or loss				
Remeasurements of defined benefits pension plans incl. asset ceiling	3,860	–7,380	–2,026	–10,017
Tax on items that will not be reclassified to profit or loss	–797	1,679	721	2,218
Items that may be reclassified to profit or loss				
Cash flow hedges				
Gains/losses arising during the period	–	–	–	–
Reclassification adjustments for gains/losses included in profit or loss	–	–	–	–
Revaluation of other investments in shares and participations				
Fair value remeasurement	216	8	457	47
Changes in cumulative translation adjustments	–1,141	3,058	–604	8,734
Share of other comprehensive income on JV and associated companies	–	217	141	579
Tax on items that may be reclassified to profit or loss	–	5	–	5
Total other comprehensive income, net of tax	**2,138**	**–2,413**	**–1,311**	**1,566**
Total comprehensive income	**9,116**	**1,752**	**12,362**	**12,709**
Total comprehensive income attributable to:				
Stockholders of the Parent Company	9,173	1,769	12,218	12,981
Non-controlling interest	–57	–17	144	–272

22 Ericsson | Fourth Quarter and Full-Year Report 2015

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2015	Sep 30 2015	Dec 31 2014
ASSETS			
Non-current assets			
Intangible assets			
Capitalized development expenses	5,493	4,660	3,570
Goodwill	41,087	41,524	38,330
Intellectual property rights, brands and other intangible assets	9,316	9,879	12,534
Property, plant and equipment	15,901	15,774	13,341
Financial assets			
Equity in JV and associated companies	1,210	1,214	2,793
Other investments in shares and participations	1,275	936	591
Customer finance, non-current	1,739	2,020	1,932
Other financial assets, non-current	5,634	4,428	5,900
Deferred tax assets	13,183	13,575	12,778
	94,838	**94,010**	**91,769**
Current assets			
Inventories	28,436	32,187	28,175
Trade receivables	71,069	74,957	77,893
Customer finance, current	2,041	2,089	2,289
Other current receivables	21,709	23,588	21,273
Short-term investments	26,046	17,597	31,171
Cash and cash equivalents	40,224	33,950	40,988
	189,525	**184,368**	**201,789**
Total assets	**284,363**	**278,378**	**293,558**
EQUITY AND LIABILITIES			
Equity			
Stockholders' equity	146,525	137,086	144,306
Non-controlling interest in equity of subsidiaries	841	898	1,003
	147,366	**137,984**	**145,309**
Non-current liabilities			
Post-employment benefits	22,664	26,011	20,385
Provisions, non-current	176	35	202
Deferred tax liabilities	2,472	2,208	3,177
Borrowings, non-current	22,744	22,900	21,864
Other non-current liabilities	1,851	1,802	1,797
	49,907	**52,956**	**47,425**
Current liabilities			
Provisions, current	3,662	4,296	4,225
Borrowings, current	2,376	2,885	2,281
Trade payables	22,389	21,734	24,473
Other current liabilities	58,663	58,523	69,845
	87,090	**87,438**	**100,824**
Total equity and liabilities	**284,363**	**278,378**	**293,558**
Of which interest-bearing liabilities and post-employment benefits	*47,784*	*51,796*	*44,530*
Of which net cash [1]	*18,486*	*–249*	*27,629*
Assets pledged as collateral	2,526	2,605	2,525
Contingent liabilities	922	768	737

1) Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 34.

23 Ericsson | Fourth Quarter and Full-Year Report 2015

CONSOLIDATED STATEMENT OF CASH FLOWS Oct–Dec Jan–Dec SEK million 2015 2014 2015 2014 Operating activities Net income 6,978 4,165 13,673 11,143 Adjustments to reconcile net income to cash Taxes 395 475 –2,835 –1,235 Earnings/dividends in JV and associated companies –33 –25 130 305 Depreciation, amortization and impairment losses 2,521 2,690 10,206 9,945 Other 1,092 965 3,110 2,185 10,953 8,270 24,284 22,343 Changes in operating net assets Inventories 3,496 1,203 –366 –2,924 Customer finance, current and non–current 302 174 824 –710 Trade receivables 2,754 –4,661 7,000 1,182 Trade payables 886 1,250 –2,676 1,265 Provisions and post–employment benefits –673 –152 544 –859 Other operating assets and liabilities, net 4,141 2,512 –9,013 –1,595 10,906 326 –3,687 –3,641 Cash flow from operating activities 21,859 8,596 20,597 18,702 Investing activities Investments in property, plant and equipment –1,740 –1,553 –8,338 –5,322 Sales of property, plant and equipment 92 56 1,301 522 Acquisitions/divestments of subsidiaries and other operations, net –945 –1,747 –2,200 –4,394 Product development –1,183 –986 –3,302 –1,523 Other investing activities –418 –1,533 –543 –3,392 Short–term investments –8,613 4,066 5,095 6,596 Cash flow from investing activities –12,807 –1,697 –7,987 –7,513 Cash flow before financing activities 9,052 6,899 12,610 11,189 Financing activities Dividends paid – –15 –11,337 –9,846 Other financing activities –669 371 627 –8,379 Cash flow from financing activities –669 356 –10,710 –18,225 Effect of exchange rate changes on cash –2,109 1,691 –2,664 5,929 Net change in cash and cash equivalents 6,274 8,946 –764 –1,107 Cash and cash equivalents, beginning of period 33,950 32,042 40,988 42,095 Cash and cash equivalents, end of period 40,224 40,988 40,224 40,988 24 Ericsson | Fourth Quarter and Full-Year Report 2015 24 Ericsson | Fourth Quarter and Full-Year Report 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY SEK million Jan–Dec 2015 Jan–Dec 2014 Opening balance 145,309 141,623 Total comprehensive income 12,362 12,709 Sale/repurchase of own shares 169 106 Stock purchase plan 865 717 Dividends paid –11,337 –9,846 Transactions with non–controlling interests –2 – Closing balance 147,366 145,309 CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS 2015 2014 Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Net sales 73,568 59,161 60,671 53,520 67,986 57,643 54,849 47,505 Cost of sales –46,899 –39,110 –40,536 –34,556 –43,100 –37,362 –34,910 –30,184 Gross income 26,669 20,051 20,135 18,964 24,886 20,281 19,939 17,321 Gross margin (%) 36.3% 33.9% 33.2% 35.4% 36.6% 35.2% 36.4% 36.5% Research and development expenses –7,921 –8,540 –9,896 –8,487 –9,668 –9,281 –9,084 –8,275 Selling and administrative expenses –7,996 –6,393 –7,765 –7,131 –8,107 –6,000 –6,541 –6,452 Operating expenses –15,917 –14,933 –17,661 –15,618 –17,775 –15,281 –15,625 –14,727 Other operating income and expenses 254 80 1,059 –1,240 –837 –1,134 –206 21 Shares in earnings of JV and associated companies 29 –121 27 27 28 10 –109 15 Operating income 11,035 5,077 3,560 2,133 6,302 3,876 3,999 2,630 Financial income –109 188 –238 684 179 429 268 401 Financial expenses –619 –809 –290 –740 –639 –557 –465 –612 Income after financial items 10,307 4,456 3,032 2,077 5,842 3,748 3,802 2,419 Taxes –3,329 –1,338 –909 –623 –1,677 –1,124 –1,140 –727 Net income 6,978 3,118 2,123 1,454 4,165 2,624 2,662 1,692 Net income attributable to: Stockholders of the Parent Company 7,056 3,080 2,094 1,319 4,223 2,646 2,579 2,120 Non–controlling interests –78 38 29 135 –58 –22 83 –428 Other information Average number of shares, basic (million) 3,254 3,251 3,247 3,244 3,241 3,238 3,235 3,233 Earnings per share, basic (SEK) 1) 2.17 0.95 0.64 0.41 1.30 0.82 0.80 0.66 Earnings per share, diluted (SEK) 1) 2.15 0.94 0.64 0.40 1.29 0.81 0.79 0.65 1) Based on Net income attributable to stockholders of the Parent Company. 25 Ericsson | Fourth Quarter and Full-Year Report 2015

CONSOLIDATED STATEMENT OF CASH FLOWS – ISOLATED QUARTERS

	2015				2014			
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities								
Net income	6,978	3,118	2,123	1,454	4,165	2,624	2,662	1,692
Adjustments to reconcile net income to cash								
Taxes	395	51	–1,360	–1,921	475	–388	26	–1,348
Earnings/dividends in JV and associated companies	–33	136	49	–22	–25	–10	356	–16
Depreciation, amortization and impairment losses	2,521	2,425	2,579	2,681	2,690	2,481	2,414	2,360
Other	1,092	1,052	22	944	965	267	404	549
	10,953	**6,782**	**3,413**	**3,136**	**8,270**	**4,974**	**5,862**	**3,237**
Changes in operating net assets								
Inventories	3,496	–226	383	–4,019	1,203	–840	–1,188	–2,099
Customer finance, current and non-current	302	375	405	–258	174	–1,101	–341	558
Trade receivables	2,754	–1,421	3,630	2,037	–4,661	–1,222	–892	7,957
Trade payables	886	–494	–1,400	–1,668	1,250	–1,519	1,644	–110
Provisions and post-employment benefits	–673	–302	1,685	–166	–152	–18	–225	–464
Other operating assets and liabilities, net	4,141	–3,154	–5,038	–4,962	2,512	–1,624	–2,806	323
	10,906	**–5,222**	**–335**	**–9,036**	**326**	**–6,324**	**–3,808**	**6,165**
Cash flow from operating activities	**21,859**	**1,560**	**3,078**	**–5,900**	**8,596**	**–1,350**	**2,054**	**9,402**
Investing activities								
Investments in property, plant and equipment	–1,740	–1,807	–2,424	–2,367	–1,553	–1,415	–1,320	–1,034
Sales of property, plant and equipment	92	59	1,075	75	56	139	53	274
Acquisitions/divestments of subsidiaries and other operations, net	–945	–1,028	–169	–58	–1,747	–286	–1,512	–849
Product development	–1,183	–982	–843	–294	–986	–155	–185	–197
Other investing activities	–418	37	–280	118	–1,533	–1,302	–388	–169
Short-term investments	–8,613	3,631	9,678	399	4,066	2,308	7,012	–6,790
Cash flow from investing activities	**–12,807**	**–90**	**7,037**	**–2,127**	**–1,697**	**–711**	**3,660**	**–8,765**
Cash flow before financing activities	**9,052**	**1,470**	**10,115**	**–8,027**	**6,899**	**–2,061**	**5,714**	**637**
Financing activities								
Dividends paid	–	–277	–11,035	–25	–15	–3	–9,828	–
Other financing activities	–669	–34	431	899	371	–1,288	–2,393	–5,069
Cash flow from financing activities	**–669**	**–311**	**–10,604**	**874**	**356**	**–1,291**	**–12,221**	**–5,069**
Effect of exchange rate changes on cash	–2,109	–171	–1,860	1,476	1,691	2,306	1,499	433
Net change in cash and cash equivalents	**6,274**	**988**	**–2,349**	**–5,677**	**8,946**	**–1,046**	**–5,008**	**–3,999**
Cash and cash equivalents, beginning of period	**33,950**	**32,962**	**35,311**	**40,988**	**32,042**	**33,088**	**38,096**	**42,095**
Cash and cash equivalents, end of period	**40,224**	**33,950**	**32,962**	**35,311**	**40,988**	**32,042**	**33,088**	**38,096**

26 Ericsson | Fourth Quarter and Full-Year Report 2015

ACCOUNTING POLICIES THE GROUP This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2014, and should be read in conjunction with that annual report.
There is no significant difference between IFRS effective as per December 31, 2015 and IFRS as endorsed by the EU.
Discount rate applied for pension liability calculation in Sweden The Company has in periods up to the second quarter of 2015 estimated the discount rate for the Swedish pension liability based on the interest rates for Swedish covered bonds. Due to the development since then of the deepness of the Swedish covered bond market and the volatility in interest rates, the Company has decided to apply Swedish government bonds rate for this discounting. The discount rate used for this interim report and fiscal year is 2.1% (December 31st, 2015). 27 Ericsson | Fourth Quarter and Full-Year Report 2015

NET SALES BY SEGMENT BY QUARTER

	2015				2014			
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	37,304	28,817	31,163	26,436	34,110	30,030	28,964	24,383
Global Services	30,670	27,055	26,392	23,901	29,777	24,467	23,059	20,356
Of which Professional Services	*23,072*	*20,545*	*20,001*	*18,131*	*21,405*	*17,794*	*16,554*	*15,078*
Of which Managed Services	*8,214*	*7,976*	*8,150*	*7,501*	*7,741*	*7,175*	*6,485*	*5,754*
Of which Network Rollout	*7,598*	*6,510*	*6,391*	*5,770*	*8,372*	*6,673*	*6,505*	*5,278*
Support Solutions	5,594	3,289	3,092	3,074	4,009	3,057	2,824	2,765
Modems	–	–	24	109	90	89	2	1
Total	**73,568**	**59,161**	**60,671**	**53,520**	**67,986**	**57,643**	**54,849**	**47,505**

	2015				2014			
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	29%	–8%	18%	–22%	14%	4%	19%	–30%
Global Services	13%	3%	10%	–20%	22%	6%	13%	–25%
Of which Professional Services	*12%*	*3%*	*10%*	*–15%*	*20%*	*7%*	*10%*	*–20%*
Of which Managed Services	*3%*	*–2%*	*9%*	*–3%*	*8%*	*11%*	*13%*	*–12%*
Of which Network Rollout	*17%*	*2%*	*11%*	*–31%*	*25%*	*3%*	*23%*	*–37%*
Support Solutions	70%	6%	1%	–23%	31%	8%	2%	–46%
Modems	–	–	–	–	–	–	–	–
Total	**24%**	**–2%**	**13%**	**–21%**	**18%**	**5%**	**15%**	**–29%**

	2015				2014			
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9%	–4%	8%	8%	–2%	13%	3%	–13%
Global Services	3%	11%	14%	17%	10%	2%	–7%	–5%
Of which Professional Services	*8%*	*15%*	*21%*	*20%*	*14%*	*10%*	*–1%*	*3%*
Of which Managed Services	*6%*	*11%*	*26%*	*30%*	*18%*	*15%*	*–4%*	*–2%*
Of which Network Rollout	*–9%*	*–2%*	*–2%*	*9%*	*0%*	*–14%*	*–19%*	*–23%*
Support Solutions	40%	8%	9%	11%	–21%	30%	21%	13%
Modems	–	–	–	–	–	–	–	–
Total	**8%**	**3%**	**11%**	**13%**	**1%**	**9%**	**–1%**	**–9%**

	2015				2014			
Year to date, SEK million	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	123,720	86,416	57,599	26,436	117,487	83,377	53,347	24,383
Global Services	108,018	77,348	50,293	23,901	97,659	67,882	43,415	20,356
Of which Professional Services	*81,749*	*58,677*	*38,132*	*18,131*	*70,831*	*49,426*	*31,632*	*15,078*
Of which Managed Services	*31,841*	*23,627*	*15,651*	*7,501*	*27,155*	*19,414*	*12,239*	*5,754*
Of which Network Rollout	*26,269*	*18,671*	*12,161*	*5,770*	*26,828*	*18,456*	*11,783*	*5,278*
Support Solutions	15,049	9,455	6,166	3,074	12,655	8,646	5,589	2,765
Modems	133	133	133	109	182	92	3	1
Total	**246,920**	**173,352**	**114,191**	**53,520**	**227,983**	**159,997**	**102,354**	**47,505**

	2015				2014			
Year to date, year over year change, percent	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	5%	4%	8%	8%	0%	1%	–5%	–13%
Global Services	11%	14%	16%	17%	0%	–3%	–6%	–5%
Of which Professional Services	*15%*	*19%*	*21%*	*20%*	*7%*	*4%*	*1%*	*3%*
Of which Managed Services	*17%*	*22%*	*28%*	*30%*	*7%*	*3%*	*–3%*	*–2%*
Of which Network Rollout	*–2%*	*1%*	*3%*	*9%*	*–14%*	*–19%*	*–21%*	*–23%*
Support Solutions	19%	9%	10%	11%	3%	21%	17%	13%
Modems	–	–	–	–	–	–	–	–
Total	**8%**	**8%**	**12%**	**13%**	**0%**	**0%**	**–5%**	**–9%**

28 Ericsson | Fourth Quarter and Full-Year Report 2015

OPERATING INCOME BY SEGMENT BY QUARTER

	2015				2014			
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	7,154	2,764	2,435	590	4,319	3,175	3,574	2,476
Global Services	2,530	2,364	1,640	1,681	1,937	1,607	1,487	1,036
Of which Professional Services	*2,712*	*2,386*	*2,403*	*2,109*	*2,472*	*2,059*	*2,095*	*1,893*
Of which Network Rollout	*–182*	*–22*	*–763*	*–428*	*–535*	*–452*	*–608*	*–857*
Support Solutions	1,668	–6	–240	82	443	–108	–378	12
Modems	1	–1	7	0	–85	–739	–456	–745
Unallocated [1]	–318	–44	–282	–220	–312	–59	–228	–149
Total	**11,035**	**5,077**	**3,560**	**2,133**	**6,302**	**3,876**	**3,999**	**2,630**

	2015				2014			
Year to date, SEK million	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	12,943	5,789	3,025	590	13,544	9,225	6,050	2,476
Global Services	8,215	5,685	3,321	1,681	6,067	4,130	2,523	1,036
Of which Professional Services	*9,610*	*6,898*	*4,512*	*2,109*	*8,519*	*6,047*	*3,988*	*1,893*
Of which Network Rollout	*–1,395*	*–1,213*	*–1,191*	*–428*	*–2,452*	*–1,917*	*–1,465*	*–857*
Support Solutions	1,504	–164	–158	82	–31	–474	–366	12
Modems	7	6	7	0	–2,025	–1,940	–1,201	–745
Unallocated [1]	–864	–546	–502	–220	–748	–436	–377	–149
Total	**21,805**	**10,770**	**5,693**	**2,133**	**16,807**	**10,505**	**6,629**	**2,630**

[1] "Unallocated" consists mainly of costs for corporate staff, non-operational capital gains and losses.

OPERATING MARGIN BY SEGMENT BY QUARTER

	2015				2014			
As percentage of net sales, isolated quarters	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19%	10%	8%	2%	13%	11%	12%	10%
Global Services	8%	9%	6%	7%	7%	7%	6%	5%
Of which Professional Services	*12%*	*12%*	*12%*	*12%*	*12%*	*12%*	*13%*	*13%*
Of which Network Rollout	*–2%*	*0%*	*–12%*	*–7%*	*–6%*	*–7%*	*–9%*	*–16%*
Support Solutions	30%	0%	–8%	3%	11%	–4%	–13%	0%
Modems	–	–	–	–	–	–	–	–
Total	**15%**	**9%**	**6%**	**4%**	**9%**	**7%**	**7%**	**6%**

	2015				2014			
As percentage of net sales, year to date	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	10%	7%	5%	2%	12%	11%	11%	10%
Global Services	8%	7%	7%	7%	6%	6%	6%	5%
Of which Professional Services	*12%*	*12%*	*12%*	*12%*	*12%*	*12%*	*13%*	*13%*
Of which Network Rollout	*–5%*	*–6%*	*–10%*	*–7%*	*–9%*	*–10%*	*–12%*	*–16%*
Support Solutions	10%	–2%	–3%	3%	0%	–5%	–7%	0%
Modems	–	–	–	–	–	–	–	–
Total	**9%**	**6%**	**5%**	**4%**	**7%**	**7%**	**6%**	**6%**

29 Ericsson | Fourth Quarter and Full-Year Report 2015

NET SALES BY REGION BY QUARTER

	2015				2014			
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	17,082	14,355	14,578	12,246	13,082	14,033	15,179	12,215
Latin America	6,106	5,610	5,067	4,574	6,564	5,882	5,414	4,710
Northern Europe & Central Asia [1] [2]	2,847	2,520	2,556	2,726	4,069	3,151	2,717	2,436
Western & Central Europe [2]	5,320	4,540	5,131	4,741	6,097	4,646	4,582	4,381
Mediterranean [2]	6,971	5,470	5,887	4,982	7,513	5,218	5,487	4,785
Middle East	6,089	5,728	6,515	4,517	6,865	6,039	4,514	3,859
Sub Saharan Africa	2,847	2,691	2,653	2,158	2,603	2,447	1,886	1,813
India	3,172	3,629	3,049	3,531	2,362	2,000	1,645	1,695
North East Asia	8,916	6,348	6,943	6,030	9,225	7,033	6,406	4,908
South East Asia & Oceania	5,329	4,750	4,897	4,259	4,956	3,794	3,662	3,446
Other [1] [2]	8,889	3,520	3,395	3,756	4,650	3,400	3,357	3,257
Total	**73,568**	**59,161**	**60,671**	**53,520**	**67,986**	**57,643**	**54,849**	**47,505**
[1] Of which in Sweden	*972*	*1,135*	*598*	*1,091*	*1,047*	*1,090*	*1,008*	*999*
[2] Of which in EU	*12,644*	*10,584*	*11,453*	*10,904*	*14,325*	*10,736*	*10,320*	*9,720*

	2015				2014			
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	19%	–2%	19%	–6%	–7%	–8%	24%	–11%
Latin America	9%	11%	11%	–30%	12%	9%	15%	–30%
Northern Europe & Central Asia [1] [2]	13%	–1%	–6%	–33%	29%	16%	12%	–34%
Western & Central Europe [2]	17%	–12%	8%	–22%	31%	1%	5%	–16%
Mediterranean [2]	27%	–7%	18%	–34%	44%	–5%	15%	–32%
Middle East	6%	–12%	44%	–34%	14%	34%	17%	–35%
Sub Saharan Africa	6%	1%	23%	–17%	6%	30%	4%	–30%
India	–13%	19%	–14%	49%	18%	22%	–3%	–14%
North East Asia	40%	–9%	15%	–35%	31%	10%	31%	–43%
South East Asia & Oceania	12%	–3%	15%	–14%	31%	4%	6%	–20%
Other [1] [2]	153%	4%	–10%	–19%	37%	1%	3%	–55%
Total	**24%**	**–2%**	**13%**	**–21%**	**18%**	**5%**	**15%**	**–29%**
[1] Of which in Sweden	*–14%*	*90%*	*–45%*	*4%*	*–4%*	*8%*	*1%*	*–25%*
[2] Of which in EU	*19%*	*–8%*	*5%*	*–24%*	*33%*	*4%*	*6%*	*–24%*

	2015				2014			
Year-over-year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	31%	2%	–4%	0%	–5%	–3%	–1%	–23%
Latin America	–7%	–5%	–6%	–3%	–3%	11%	–3%	8%
Northern Europe & Central Asia [1] [2]	–30%	–20%	–6%	12%	11%	7%	0%	7%
Western & Central Europe [2]	–13%	–2%	12%	8%	17%	6%	1%	1%
Mediterranean [2]	–7%	5%	7%	4%	6%	–8%	–11%	–9%
Middle East	–11%	–5%	44%	17%	16%	38%	13%	22%
Sub Saharan Africa	9%	10%	41%	19%	1%	–9%	–29%	–15%
India	34%	81%	85%	108%	20%	56%	29%	6%
North East Asia	–3%	–10%	8%	23%	7%	16%	–4%	–19%
South East Asia & Oceania	8%	25%	34%	24%	16%	5%	–3%	–17%
Other [1] [2]	91%	4%	1%	15%	–35%	55%	23%	12%
Total	**8%**	**3%**	**11%**	**13%**	**1%**	**9%**	**–1%**	**–9%**
[1] Of which in Sweden	*–7%*	*4%*	*–41%*	*9%*	*–21%*	*37%*	*–21%*	*–2%*
[2] Of which in EU	*–12%*	*–1%*	*11%*	*12%*	*12%*	*6%*	*–5%*	*–1%*

30 Ericsson | Fourth Quarter and Full-Year Report 2015

NET SALES BY REGION BY QUARTER, CONT.

Year to date, SEK million	2015 Jan–Dec	2015 Jan–Sep	2015 Jan–Jun	2015 Jan–Mar	2014 Jan–Dec	2014 Jan–Sep	2014 Jan–Jun	2014 Jan–Mar
North America	58,261	41,179	26,824	12,246	54,509	41,427	27,394	12,215
Latin America	21,357	15,251	9,641	4,574	22,570	16,006	10,124	4,710
Northern Europe & Central Asia [1] [2]	10,649	7,802	5,282	2,726	12,373	8,304	5,153	2,436
Western & Central Europe [2]	19,732	14,412	9,872	4,741	19,706	13,609	8,963	4,381
Mediterranean [2]	23,310	16,339	10,869	4,982	23,003	15,490	10,272	4,785
Middle East	22,849	16,760	11,032	4,517	21,277	14,412	8,373	3,859
Sub Saharan Africa	10,349	7,502	4,811	2,158	8,749	6,146	3,699	1,813
India	13,381	10,209	6,580	3,531	7,702	5,340	3,340	1,695
North East Asia	28,237	19,321	12,973	6,030	27,572	18,347	11,314	4,908
South East Asia & Oceania	19,235	13,906	9,156	4,259	15,858	10,902	7,108	3,446
Other [1] [2]	19,560	10,671	7,151	3,756	14,664	10,014	6,614	3,257
Total	**246,920**	**173,352**	**114,191**	**53,520**	**227,983**	**159,997**	**102,354**	**47,505**
[1] Of which in Sweden	*3,796*	*2,824*	*1,689*	*1,091*	*4,144*	*3,097*	*2,007*	*999*
[2] Of which in EU	*45,585*	*32,941*	*22,357*	*10,904*	*45,101*	*30,776*	*20,040*	*9,720*

Year to date, year-over-year change, percent	2015 Jan–Dec	2015 Jan–Sep	2015 Jan–Jun	2015 Jan–Mar	2014 Jan–Dec	2014 Jan–Sep	2014 Jan–Jun	2014 Jan–Mar
North America	7%	–1%	–2%	0%	–8%	–9%	–12%	–23%
Latin America	–5%	–5%	–5%	–3%	3%	5%	2%	8%
Northern Europe & Central Asia [1] [2]	–14%	–6%	3%	12%	6%	5%	3%	7%
Western & Central Europe [2]	0%	6%	10%	8%	7%	3%	1%	1%
Mediterranean [2]	1%	5%	6%	4%	–5%	–9%	–10%	–9%
Middle East	7%	16%	32%	17%	22%	25%	17%	22%
Sub Saharan Africa	18%	22%	30%	19%	–13%	–18%	–23%	–15%
India	74%	91%	97%	108%	25%	28%	16%	6%
North East Asia	2%	5%	15%	23%	1%	–2%	–11%	–19%
South East Asia & Oceania	21%	28%	29%	24%	0%	–5%	–10%	–17%
Other [1] [2]	33%	7%	8%	15%	–2%	28%	18%	12%
Total	**8%**	**8%**	**12%**	**13%**	**0%**	**0%**	**–5%**	**–9%**
[1] Of which in Sweden	*–8%*	*–9%*	*–16%*	*9%*	*–6%*	*0%*	*–13%*	*–2%*
[2] Of which in EU	*1%*	*7%*	*12%*	*12%*	*4%*	*0%*	*–3%*	*–1%*

TOP 5 COUNTRIES IN SALES

Country	Q4 2015	Q4 2014	Jan–Dec 2015	Jan–Dec 2014
United States	31%	20%	26%	24%
China	8%	7%	8%	6%
India	4%	4%	5%	4%
Italy	3%	4%	3%	3%
United Kingdom	3%	3%	3%	3%

31 Ericsson | Fourth Quarter and Full-Year Report 2015

NET SALES BY REGION BY SEGMENT

	Q4 2015					Jan–Dec 2015				
SEK milion	Networks	Global Services	Support Solutions	Modems	Total	Networks	Global Services	Support Solutions	Modems	Total
North America	7,958	7,588	1,536	–	17,082	26,200	27,898	4,163	–	58,261
Latin America	2,857	2,986	263	–	6,106	9,763	10,742	852	–	21,357
Northern Europe & Central Asia	1,426	1,324	97	–	2,847	6,203	4,118	328	–	10,649
Western & Central Europe	1,837	3,236	247	–	5,320	6,754	12,233	745	–	19,732
Mediterranean	2,674	4,043	254	–	6,971	9,151	13,408	751	–	23,310
Middle East	2,746	3,010	333	–	6,089	11,873	9,741	1,235	–	22,849
Sub Saharan Africa	1,576	1,138	133	–	2,847	4,793	4,902	654	–	10,349
India	1,718	1,320	134	–	3,172	8,083	4,570	728	–	13,381
North East Asia	5,815	2,863	238	–	8,916	18,714	8,838	685	–	28,237
South East Asia & Oceania	2,640	2,430	259	–	5,329	10,001	8,693	541	–	19,235
Other	6,057	732	2,100	–	8,889	12,185	2,875	4,367	133	19,560
Total	**37,304**	**30,670**	**5,594**	–	**73,568**	**123,720**	**108,018**	**15,049**	**133**	**246,920**
Share of Total	51%	42%	7%	–	100%	50%	44%	6%	–	100%

	Q4 2015				
Sequential change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	24%	9%	56%	–	19%
Latin America	14%	3%	38%	–	9%
Northern Europe & Central Asia	0%	31%	8%	–	13%
Western & Central Europe	33%	9%	34%	–	17%
Mediterranean	24%	28%	61%	–	27%
Middle East	2%	14%	–16%	–	6%
Sub Saharan Africa	29%	–15%	4%	–	6%
India	–29%	22%	20%	–	–13%
North East Asia	40%	42%	23%	–	40%
South East Asia & Oceania	9%	9%	156%	–	12%
Other	200%	–2%	180%	–	153%
Total	**29%**	**13%**	**70%**	–	**24%**

	Q4 2015				
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	60%	6%	57%	–	31%
Latin America	–3%	–10%	–14%	–	–7%
Northern Europe & Central Asia	–47%	4%	–6%	–	–30%
Western & Central Europe	–31%	0%	41%	–	–13%
Mediterranean	–13%	–3%	–3%	–	–7%
Middle East	–23%	7%	–35%	–	–11%
Sub Saharan Africa	43%	–17%	–5%	–	9%
India	43%	34%	–24%	–	34%
North East Asia	–10%	11%	31%	–	–3%
South East Asia & Oceania	0%	16%	26%	–	8%
Other	118%	–10%	117%	–	91%
Total	**9%**	**3%**	**40%**	–	**8%**

	Jan–Dec 2015				
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	1%	12%	20%	–	7%
Latin America	-9%	-1%	-17%	–	-5%
Northern Europe & Central Asia	-22%	0%	16%	–	-14%
Western & Central Europe	-16%	11%	21%	–	0%
Mediterranean	-5%	6%	-8%	–	1%
Middle East	2%	15%	3%	–	7%
Sub Saharan Africa	22%	15%	18%	–	18%
India	98%	46%	50%	–	74%
North East Asia	4%	-1%	4%	–	2%
South East Asia & Oceania	19%	24%	10%	–	21%
Other	34%	25%	43%	–	33%
Total	**5%**	**11%**	**19%**	–	**8%**

32 Ericsson I Fourth Quarter and Full-Year Report 2015

PROVISIONS

	2015				2014			
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	**4,331**	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**	**5,362**
Additions	589	695	2,777	915	996	675	430	625
Utilization/Cash out	–1,096	–1,545	–1,217	–1,204	–794	–648	–642	–977
Of which restructuring	*–754*	*–1,103*	*–472*	*–437*	*–213*	*–231*	*–246*	*–512*
Reversal of excess amounts	87	–168	–161	–236	–420	–132	–298	–88
Reclassification, translation difference and other	–73	–5	–101	154	78	93	161	6
Closing balance	**3,838**	**4,331**	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**

	2015				2014			
Year to date, SEK million	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Opening balance	**4,427**	**4,427**	**4,427**	**4,427**	**5,362**	**5,362**	**5,362**	**5,362**
Additions	4,976	4,387	3,692	915	2,726	1,730	1,055	625
Utilization/Cash out	–5,062	–3,966	–2,421	–1,204	–3,061	–2,267	–1,619	–977
Of which restructuring	*–2,766*	*–2,012*	*–909*	*–437*	*–1,202*	*–989*	*–758*	*–512*
Reversal of excess amounts	–478	–565	–397	–236	–938	–518	–386	–88
Reclassification, translation difference and other	–25	48	53	154	338	260	167	6
Closing balance	**3,838**	**4,331**	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2015				2014			
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions								
Property, plant and equipment	1,739	1,807	2,424	2,367	1,553	1,415	1,320	1,034
Capitalized development expenses [1]	1,183	982	843	294	986	155	185	197
IPR, brands and other intangible assets	23	10	26	11	1,014	935	621	77
Total	**2,945**	**2,799**	**3,293**	**2,672**	**3,553**	**2,505**	**2,126**	**1,308**
Depreciation, amortization and impairment losses								
Property, plant and equipment	1,194	1,129	1,152	1,214	1,187	1,078	1,048	1,004
Capitalized development expenses	349	354	333	342	342	311	315	333
IPR, brands and other intangible assets, etc.	978	942	1,094	1,125	1,161	1,092	1,051	1,023
Total	**2,521**	**2,425**	**2,579**	**2,681**	**2,690**	**2,481**	**2,414**	**2,360**

1) Including reclassification

33 Ericsson | Fourth Quarter and Full-Year Report 2015

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS – CASH CONVERSION

	2015				2014			
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income	6,978	3,118	2,123	1,454	4,165	2,624	2,662	1,692
Net income reconciled to cash	10,953	6,782	3,413	3,136	8,270	4,974	5,862	3,237
Cash flow from operating activities	21,859	1,560	3,078	–5,900	8,596	–1,350	2,054	9,402
Cash conversion	199.6%	23.0%	90.2%	–188.1%	103.9%	–27.1%	35.0%	290.5%

NET CASH – END OF PERIOD

SEK million	Dec 31 2015	Sep 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014
Cash and cash equivalents	40,224	33,950	32,962	35,311	40,988
+ Short term investments	26,046	17,597	20,807	30,776	31,171
– Borrowings, non-current	22,744	22,900	22,551	23,496	21,864
– Borrowings, current	2,376	2,885	3,199	2,847	2,281
– Post employment benefits	22,664	26,011	24,530	24,163	20,385
Net cash, end of period	18,486	–249	3,489	15,581	27,629

34 Ericsson | Fourth Quarter and Full-Year Report 2015

OTHER INFORMATION

	Oct–Dec		Jan–Dec	
SEK million	2015	2014	2015	2014
Number of shares and earnings per share				
Number of shares, end of period (million)	3,305	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)	49	63	49	63
Number of shares outstanding, basic, end of period (million)	3,256	3,242	3,256	3,242
Numbers of shares outstanding, diluted, end of period (million)	3,289	3,275	3,289	3,275
Average number of treasury shares (million)	51	64	56	68
Average number of shares outstanding, basic (million)	3,254	3,241	3,249	3,237
Average number of shares outstanding, diluted (million) [1]	3,288	3,274	3,282	3,270
Earnings per share, basic (SEK)	2.17	1.30	4.17	3.57
Earnings per share, diluted (SEK) [1]	2.15	1.29	4.13	3.54
Ratios				
Days sales outstanding	-	–	87	105
Inventory turnover days	59	60	64	64
Payable days	43	49	53	56
Equity ratio (%)	-	–	51.8%	49.5%
Capital turnover (times)	1.5	1.5	1.3	1.2
Cash conversion (%) [2]	199.6%	103.9%	84.8%	83.7%
Exchange rates used in the consolidation [3]				
SEK/EUR– closing rate	–	–	9.17	9.47
SEK/USD– closing rate	–	–	8.40	7.79
Other				
Regional inventory, end of period	15,453	17,142	15,453	17,142
Export sales from Sweden	34,601	34,628	117,486	113,734

[1] Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
[2] Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 34.
[3] Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

	2015				2014			
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
North America	14,548	14,669	14,975	15,156	15,516	15,554	15,306	14,902
Latin America	10,412	10,754	10,823	10,970	11,066	10,901	11,179	9,731
Northern Europe & Central Asia [1]	20,700	20,953	21,441	21,556	21,633	21,691	21,476	21,484
Western & Central Europe	12,220	12,042	12,400	12,575	12,617	12,606	12,624	11,455
Mediterranean	12,702	12,748	12,925	13,363	13,387	13,306	12,475	12,253
Middle East	3,639	3,634	3,717	3,813	3,858	3,831	3,736	3,749
Sub Saharan Africa	2,301	2,306	2,389	2,442	2,406	2,288	2,284	2,094
India	21,999	21,343	21,353	21,215	19,971	19,413	18,495	17,991
North East Asia	13,706	13,782	13,104	13,488	13,464	13,653	13,448	13,490
South East Asia & Oceania	4,054	4,009	4,056	4,128	4,137	4,265	4,359	4,234
Total	**116,281**	**116,240**	**117,183**	**118,706**	**118,055**	**117,508**	**115,382**	**111,383**
[1] Of which in Sweden	*17,041*	*17,242*	*17,560*	*17,569*	*17,580*	*17,655*	*17,497*	*17,545*

35 Ericsson | Fourth Quarter and Full-Year Report 2015

RESTRUCTURING CHARGES BY FUNCTION

	2015				2014			
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	–282	–351	–1,157	–484	–663	–168	–116	–82
Research and development expenses	–305	–547	–1,118	–51	–113	–92	–80	–19
Selling and administrative expenses	–117	–80	–469	–79	–28	–19	–47	–29
Total	**–704**	**–978**	**–2,744**	**–614**	**–804**	**–279**	**–243**	**–130**

	2015				2014			
Year to date, SEK million	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Cost of sales	–2,274	–1,992	–1,641	–484	–1,029	–366	–198	–82
Research and development expenses	–2,021	–1,716	–1,169	–51	–304	–191	–99	–19
Selling and administrative expenses	–745	–628	–548	–79	–123	–95	–76	–29
Total	**–5,040**	**–4,336**	**–3,358**	**–614**	**–1,456**	**–652**	**–373**	**–130**

RESTRUCTURING CHARGES BY SEGMENT

	2015				2014			
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	–259	–565	–1,842	–173	–142	–80	–128	–93
Global Services	–213	–358	–691	–419	–600	–122	–81	–32
Of which Professional Services	*–60*	*–316*	*–175*	*–140*	*–435*	*–85*	*–63*	*–25*
Of which Network Rollout	*–153*	*–42*	*–516*	*–279*	*–165*	*–37*	*–18*	*–7*
Support Solutions	–230	–37	–194	–19	–30	–77	–34	–5
Modems	1	–1	–12	–3	–32	–	–	–
Unallocated	–3	–17	–5	–	–	–	–	–
Total	**–704**	**–978**	**–2,744**	**–614**	**–804**	**–279**	**–243**	**–130**

	2015				2014			
Year to date, SEK million	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	–2,839	–2,580	–2,015	–173	–443	–301	–221	–93
Global Services	–1,681	–1,468	–1,110	–419	–835	–235	–113	–32
Of which Professional Services	*–691*	*–631*	*–315*	*–140*	*–608*	*–173*	*–88*	*–25*
Of which Network Rollout	*–990*	*–837*	*–795*	*–279*	*–227*	*–62*	*–25*	*–7*
Support Solutions	–480	–250	–213	–19	–146	–116	–39	–5
Modems	–15	–16	–15	–3	–32	–	–	–
Unallocated	–25	–22	–5	–	–	–	–	–
Total	**–5,040**	**–4,336**	**–3,358**	**–614**	**–1,456**	**–652**	**–373**	**–130**

36 Ericsson | Fourth Quarter and Full-Year Report 2015